Deutsche Bank announces 1 billion euros profit before tax in 2020

Profitable in all four quarters despite impact of transformation and COVID-19

  Full-year net profit of 612 million euros; profit before tax of 1.0 billion euros
  Fourth-quarter 2020 net profit of 215 million euros

Significant growth in Core Bank profitability in 2020

  Profit before tax of 3.2 billion euros, up six-fold over 2019
  Adjusted profit before tax1 up 51% to 4.2 billion euros
  Fourth quarter profit before tax of 639 million euros versus prior year loss

Revenue growth continued into the fourth quarter

  Full year 2020 Group net revenues rose 4% to 24.0 billion euros
  Fourth quarter Group net revenues grew 3% to 5.5 billion euros
  Core Bank full year net revenues up 6% to 24.2 billion euros

Cost reduction remains on target

  Noninterest expenses down 15% to 21.2 billion euros for the year and down 21% to 5.0 billion euros in the fourth quarter
  2020 adjusted costs, ex-transformation charges1 and Prime Finance-related reimbursable expenses down 9% to 19.5 billion euros, on target, and down 8% to 4.6 billion euros in the fourth quarter
  Twelve successive quarters of year-on-year reductions in quarterly adjusted costs ex-transformation charges1 and bank levies
  85% of transformation effects1 anticipated through 2022 fully recognised

Capital Release Unit maintains progress on de-risking

  Risk weighted assets of 34 billion euros at year-end, down 25% in 2020
  Leverage exposure of 72 billion euros, down 43% during the year
  2020 loss before tax of 2.2 billion euros, versus 3.2 billion euros in 2019

Continued disciplined management of capital, risk and balance sheet

  Common Equity Tier 1 ratio strengthened to 13.6% in fourth quarter
  Liquidity reserves of 243 billion euros, up 21 billion euros year-on-year
  Provision for credit losses of 251 million euros in the fourth quarter and 1.8 billion euros, 41 basis points of average loans, for the full year

1 For a description of this and other non-GAAP financial measures, see ‘Use of non-GAAP financial measures’ on pp 17-18

Issued by the media relations department of Deutsche Bank AG Taunusanlage 12, 60325 Frankfurt am Main Phone +49 (0) 69 910 43800, Fax +49 (0) 69 910 33422	Internet: db.com Email: db.presse@db.com

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Christian Sewing, Chief Executive Officer, said: “ In the most important year of our transformation, we were able to more than offset transformation-related effects and elevated credit provisions – despite the global pandemic. With profit before tax of a billion euros, we’re ahead of our own expectations. We have built firm foundations for sustainable profitability, and are confident that this overall positive trend will continue in 2021, despite these challenging times. ”

Deutsche Bank (XETRA: DBKGn.DB / NYSE: DB) reported a net profit for the full year 2020 and remained on track for all strategic and financial objectives, six quarters into its transformation. Significant profit growth in the re-focused Core Bank more than offset the costs of transformation together with elevated provisions for credit losses. Strong capital and liquidity reserves enabled Deutsche Bank to support clients resolutely during 2020.

Revenue growth and disciplined execution drives profit growth in 2020

Full year 2020 profit was 612 million euros, with profit before tax of 1.0 billion euros, versus a loss of 5.3 billion euros, and a loss before tax of 2.6 billion euros, in 2019.

Fourth quarter 2020 Group profit was 215 million euros, versus a loss of 1.5 billion euros in the fourth quarter of 2019. Pre-tax profit was 222 million euros, compared to a 1.3 billion euro loss before tax in the prior year quarter. The tax expense was 8 million euros in the quarter, benefitting from the release of provisions from prior periods, and tax effects related to share-based payments.

The Core Bank , which excludes the Capital Release Unit, delivered significant fourth-quarter and full-year profit growth. For 2020, profit before tax was up six-fold to 3.2 billion euros, versus 536 million euros in 2019, while adjusted profit before tax1, which excludes specific revenue items, transformation charges, impairments of goodwill and other intangibles and restructuring and severance, rose 51% to 4.2 billion euros.

Core Bank fourth-quarter profit before tax was 639 million euros, compared to a loss before tax of 435 million euros in the fourth quarter of 2019. Adjusted profit before tax1 more than doubled to 1.0 billion euros in the quarter.

The Capital Release Unit significantly reduced losses in 2020, primarily due to a 43% reduction in noninterest expenses and a 39% reduction in adjusted costs1. The Unit’s full year 2020 loss before tax was 2.2 billion euros, down from a loss of 3.2 billion euros in 2021. In the fourth quarter, the Unit reported a loss before tax of 417 million euros, a reduction of more than half versus a loss before tax of 858 million euros in the prior year quarter.

The Capital Release Unit maintained its progress on de-risking. In the fourth quarter, the Unit reduced risk weighted assets (RWAs) by 5 billion euros to 34 billion euros, versus a target of 38 billion euros. Leverage exposure was reduced by a further 18 billion euros in the quarter to 72 billion euros, compared to guidance of 80 billion

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euros. As at year-end 2020, RWAs have been reduced by more than half, and leverage exposure by approximately three-quarters, since year-end 2018.

Six quarters of disciplined execution contributed to a significant reduction in transformation-related effects1 in 2020, which increased the positive impact of Core Bank profitability on Group results. Valuation adjustments on deferred tax assets were 37 million euros in 2020, down from 2.8 billion euros in 2019. Transformation-related goodwill impairments, which were 1.0 billion euros in 2019, did not recur in 2020. Transformation charges1 declined by more than half, from 1.1 billion euros in 2019 to 490 million euros in 2020, while restructuring and severance charges fell 15% to 688 million euros. As at 31 December 2020, 85% of total anticipated transformation-related effects1 through 2022 were fully recognised.

Revenue growth driven by client financing and risk management needs

Net revenues were 24.0 billion euros, up 4%, in 2020. In the fourth quarter, net revenues were 5.5 billion euros, up 3% year-on-year, despite a negative revenue impact of 104 million euros relating to the sale of Postbank Systems AG at the end of the quarter which impacted the Corporate Bank and Private Bank. Core Bank net revenues were 24.2 billion euros for the year, up 6%, and 5.6 billion euros in the fourth quarter, slightly up year-on-year and up 3% excluding specific items1.

In Deutsche Bank’s core businesses:

  Corporate Bank net revenues were 5.1 billion euros in 2020, and 5.2 billion euros ex-specific items1, down 2% and essentially flat if adjusted for currency translation effects. The Corporate Bank largely offset interest rate headwinds through deposit repricing, which covered 78 billion euros of deposits at year-end, ahead of plan and up from 68 billion euros at the end of the third quarter.

Fourth quarter net revenues were 1.2 billion euros, down 4%, or essentially flat if adjusted for currency translation effects and specific items1 which included the aforementioned negative impact from the sale of Postbank Systems. Global Transaction Banking revenues were down 6%, or down 3% adjusted for currency translation. Commercial Banking was up 1%, or up 6% excluding specific items, driven in part by deposit re-pricing.

  Investment Bank net revenues were up 32% to 9.3 billion euros in 2020. Revenues in Fixed Income & Currencies (FIC) Sales & Trading rose 28%, reflecting four consecutive quarters of double-digit growth, while Origination & Advisory revenues were up 34%. Revenue growth reflected both supportive market conditions and market share gains in Investment Grade Debt Origination (source: Dealogic ). In the debt capital markets, Deutsche Bank helped clients raise a record 1.7 trillion euros, up 43% year on year.

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Fourth quarter net revenues rose 24% to 1.9 billion euros, driven by a 52% rise in Origination & Advisory to 532 million euros and a 17% rise in FIC Sales & Trading revenues to 1.4 billion euros, reflecting strong growth in Credit,

Emerging Markets and FX revenues. Deutsche Bank led the European Union’s inaugural Social Bond, raising 17 billion euros, and ranked no. 1 in Origination & Advisory in Germany in the fourth quarter (source: Dealogic ). The Investment Bank achieved these results while simultaneously reducing costs and maintaining risk and capital discipline.

  Private Bank net revenues were 8.1 billion euros, down 1%, and essentially flat if adjusted for specific items1 which included a negative impact of 88 million euros arising from the sale of Postbank Systems. The Private Bank largely offset significant interest rate headwinds and the impact of COVID-19 through business growth. This included net inflows of investment products, across four consecutive quarters, of 16 billion euros, net new client loans of 13 billion euros, and deposit repricing agreements on accounts with a total value of 9 billion euros. Revenues in the Private Bank Germany, which included the negative impact on the Postbank Systems sale, declined 2% to 5.0 billion euros, while revenues in the International Private Bank were essentially flat at 3.1 billion euros.

Fourth quarter net revenues were 2.0 billion euros, down 1% on a reported basis, and up 1% ex-specific items1 which included the negative impact on the sale of Postbank Systems. Sustained business growth, and higher fee income from insurance partnerships, largely offset headwinds from interest rates and COVID-19. Fourth-quarter net inflows of investment products were 3 billion euros, and net new client loans were 4 billion euros.

  Asset Management net revenues were 2.2 billion euros, down 4% in 2020. In the fourth quarter, net revenues were 599 million euros, down 11%, or 9% on a currency-adjusted basis, reflecting the non-recurrence of certain significant performance fees in the prior year quarter. Management fees remained essentially stable year-on-year, as the positive impact of client flows and market development offset industry-wide margin compression.

Net asset inflows were 14 billion euros in the quarter, bringing full-year net inflows to a record 30 billion euros. This included 9 billion euros in environmental, social and governance (ESG) assets. Assets under Management ended 2020 at 793 billion euros, up by 25 billion euros over the year. The year-end total included 91 billion euros in ESG assets, up 23%.

Further progress on costs, with full-year 2020 target delivered

Noninterest expenses were down 15% to 21.2 billion euros in 2020. Deutsche Bank achieved its full-year target of 19.5 billion euros, down 9%, in adjusted costs ex-transformation charges1 and Prime Finance-related reimbursable expenses. The bank reaffirmed its 2022 targets for adjusted cost reduction.

In the fourth quarter, noninterest expenses were 5.0 billion euros, down 21% year-on-year. Adjusted costs ex-transformation charges1 were reduced by 8% to 4.6 billion

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euros if adjusted for 81 million euros of expenses eligible for reimbursement related to Prime Finance. Deutsche Bank has now delivered twelve consecutive quarters of year-on-year reductions in quarterly adjusted costs ex-transformation charges and bank levies1.

Provision for credit losses in line with guidance

For the full year 2020, provision for credit losses was 1.8 billion euros, versus 723 million euros in 2019. At 41 basis points of average loans, provisions were in line with Deutsche Bank’s guidance of between 35 and 45 basis points of average loans for the year. Including fourth-quarter provisions, allowances for credit losses were 4.8 billion euros, or 112 basis points of loans, as at 31 December 2020, versus 4.0 billion euros at the end of 2019.

Fourth-quarter provision for credit losses was 251 million euros, 23 basis points of average loans on an annualised basis, in line with guidance, as Deutsche Bank continued to benefit from a high-quality loan book and disciplined risk management framework.

Maintained capital, balance sheet and liquidity strength

The Common Equity Tier 1 (CET1) ratio rose from 13.3% to 13.6% during the fourth quarter, and thus ended 2020 essentially unchanged versus year-end 2019 and 316 basis points above regulatory requirements. The fourth-quarter development reflected the positive impact of changes to Capital Requirements Regulation (CRR 2), and a positive contribution from the aforementioned progress on de-risking in the Capital Release Unit. These were partly offset by the impact of RWA increases to support growth in core businesses.

An expected increase in RWA of approximately 4 billion euros related to the European Central Bank’s Targeted Review of Internal Models (TRIM), originally anticipated in the fourth quarter of 2020, is now expected in 2021.

The Leverage Ratio increased to 4.7% (fully loaded) in the quarter, up 24 basis points over the previous quarter, excluding certain central bank deposit balances. Including these balances, the Leverage Ratio would have been 4.3% at year-end, up from 4.1% in the previous quarter. The quarter-on-quarter increase predominantly reflects the aforementioned positive capital effects. On a phase-in basis, the Leverage Ratio rose from 4.5% to 4.8% in the quarter.

Liquidity Reserves were 243 billion euros at the end of 2020, 21 billion euros higher than at year-end 2019. The Liquidity Coverage Ratio was 145% and the surplus over regulatory requirements was 66 billion euros.

More than 40 billion euros in sustainable financing and investment

Sustainable financing and investment volumes were over 40 billion euros in 2020, well ahead of the bank’s target threshold of 20 billion euros for the year. Sustainable financing volumes in the Investment Bank exceeded 20 billion euros, while the

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Corporate Bank provided its clients more than 5 billion euros of ESG financing. The Private Bank’s contribution to Deutsche Bank’s 2020 sustainable finance and investing targets included 4 billion euros of loans in Private Bank Germany and 11 billion euros of investment products as at year-end.

In addition, Asset Management attracted 9 billion euros of net inflows into ESG assets during 2020. The ESG share of total net inflows, at 30%, increased fourfold over 2019. At year-end, Asset Management’s ESG assets of 91 billion euros represented over 11% of total Assets under Management.

Sustainability governance further strengthened

The bank launched the Sustainability Committee of the Management Board, the bank’s highest level decision-making body with respect to sustainability, chaired by the CEO Christian Sewing. Deutsche Bank recently published its Green Financing Framework, paving the way for a wider range of green financing options for both the bank and clients. In the fourth quarter, the bank announced plans to tie the compensation of top-level executives to additional sustainability criteria from 2021.

Group results at a glance

	Three months ended				Twelve months ended
in € m (unless stated otherwise)	Dec 31, 2020	Dec 31, 2019	Absolute Change	Change in %	Dec 31, 2020	Dec 31, 2019	Absolute Change	Change in %
Net revenues:
Of which:
Corporate Bank (CB)	1,230	1,286	(55)	(4)	5,145	5,244	(98)	(2)
Investment Bank (IB)	1,888	1,525	363	24	9,283	7,019	2,265	32
Private Bank (PB)	1,982	2,003	(21)	(1)	8,126	8,206	(80)	(1)
Asset Management (AM)	599	671	(72)	(11)	2,229	2,332	(103)	(4)
Capital Release Unit (CRU)	(65)	(180)	114	(64)	(225)	217	(442)	N/M
Corporate & Other (C&O)	(133)	44	(177)	N/M	(548)	147	(695)	N/M
Total net revenues	5,501	5,349	152	3	24,011	23,165	846	4
Provision for credit losses	251	247	5	2	1,792	723	1,068	148
Noninterest expenses:
Compensation and benefits	2,475	2,691	(216)	(8)	10,471	11,142	(671)	(6)
General and administrative expenses	2,449	3,317	(868)	(26)	10,259	12,253	(1,993)	(16)
Impairment of goodwill and other intangible assets	0	(0)	0	N/M	0	1,037	(1,037)	(100)
Restructuring activities	103	387	(284)	(73)	485	644	(159)	(25)
Total noninterest expenses	5,027	6,395	(1,368)	(21)	21,216	25,076	(3,860)	(15)
Profit (loss) before tax	222	(1,293)	1,515	N/M	1,003	(2,634)	3,637	N/M
Income tax expense (benefit)	8	191	(183)	(96)	391	2,630	(2,239)	(85)
Profit (loss)	215	(1,483)	1,698	N/M	612	(5,265)	5,876	N/M
Profit (loss) attributable to noncontrolling interests	42	35	7	20	129	125	4	3
Profit (loss) attributable to Deutsche Bank shareholders and additional equity components	173	(1,518)	1,691	N/M	483	(5,390)	5,873	N/M
Profit (loss) attributable to additional equity components	96	83	12	15	382	328	53	16
Profit (loss) attributable to Deutsche Bank shareholders	77	(1,602)	1,679	N/M	101	(5,718)	5,820	N/M

Common Equity Tier 1 capital ratio	13.6%	13.6%	(0.0) ppt	N/M	13.6%	13.6%	(0.0) ppt	N/M
Leverage ratio (fully loaded)	4.7%	4.2%	0.5 ppt	N/M	4.7%	4.2%	0.5 ppt	N/M
Loans (gross of allowance for loan losses, in € bn)1	432	434	(2)	(0)	432	434	(2)	(0)
Deposits (in € bn) [1]	568	572	(4)	(1)	568	572	(4)	(1)
Employees (full-time equivalent)1	84,659	87,597	(2,938)	(3)	84,659	87,597	(2,938)	(3)
N/M – Not meaningful
Prior year segmental information have been restated to the current structure.
[1] As of quarter end.

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Segment results in detail

Corporate Bank

The Corporate Bank reported a full year profit before tax of 561 million euros, up from 92 million euros in 2019, while adjusted profit before tax1 was 714 million euros, 20% below the prior year.

Full year net revenues were 5.1 billion euros, or 5.2 billion euros ex-specific items1, essentially flat year-on-year despite a challenging interest rate environment and other macro-economic headwinds. Specific items included a portion of the negative impact from the sale of Postbank Systems. Global Transaction Banking net revenues were 3% lower, as interest rate headwinds were partly offset by deposit repricing, balance sheet management initiatives and ECB tiering. Commercial Banking net revenues were 1% higher year-on-year.

Provision for credit losses was 366 million euros, up 29% year-on-year.

Non-interest expenses were 4.2 billion euros, 13% lower compared to the prior year, which included an impairment of goodwill in the second quarter. Adjusted costs ex-transformation charges1 were down 2% year-on-year, reflecting non-compensation cost reduction initiatives, workforce reduction and the positive impact of currency translation effects.

Fourth quarter 2020 pre-tax profit in the Corporate Bank was 162 million euros, versus a loss before tax in the prior year quarter, while adjusted profit before tax1 rose 36% year-on-year to 211 million euros.

Corporate Bank net revenues of 1.2 billion euros were 4% lower year-over-year, or 3% lower excluding specific items1 which were driven by the Corporate Bank’s portion of negative impact from the sale of Postbank Systems. Excluding the effects of currency translation and specific items, net revenues were essentially flat, as the Corporate Bank materially offset the interest rate headwinds with further deposit repricing, balance sheet management initiatives and positive business momentum. At the end of the fourth quarter, deposit repricing agreements covered accounts with a value of 78 billion euros, up from 68 billion euros at the end of the third quarter.

Global Transaction Banking net revenues of 871 million euros declined by 6% or 3% on an FX-adjusted basis. Cash Management revenues were slightly lower, as interest rate and currency translation headwinds were partly offset by deposit repricing and balance sheet management initiatives. Trade Finance and Lending revenues were essentially flat as solid performance in Lending, particularly in Germany and EMEA, was partly offset by currency translation effects. Securities Services and Trust and Agency Services revenues declined due to interest rate reductions in key markets.

Commercial Banking net revenues of 359 million euros were 1% higher than the prior year period. Excluding specific items1, driven by the negative impact from the sale of

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Postbank Systems, net revenues grew by 6%, supported by the further roll-out of deposit repricing and net movements in episodic items.

Non-interest expenses were 995 million euros, 24% lower year-over-year, primarily due to significant reductions in transformation charges and restructuring and severance expenses compared to the prior year quarter. Adjusted costs ex-transformation charges1 were 6% lower, mainly from non-compensation initiatives and headcount reductions, and a positive impact from currency translation.

Provisions for credit losses were 73 million euros in the quarter, down 30% versus the prior year quarter.

Corporate Bank results at a glance

	Three months ended				Twelve months ended
in € m (unless stated otherwise)	Dec 31, 2020	Dec 31, 2019	Absolute Change	Change in %	Dec 31, 2020	Dec 31, 2019	Absolute Change	Change in %
Net revenues:
Global Transaction Banking	871	931	(60)	(6)	3,698	3,810	(112)	(3)
Commercial Banking	359	355	4	1	1,447	1,433	14	1
Total net revenues	1,230	1,286	(55)	(4)	5,145	5,244	(98)	(2)
Provision for credit losses	73	104	(31)	(30)	366	284	82	29
Noninterest expenses:
Compensation and benefits	265	277	(13)	(5)	1,064	1,073	(9)	(1)
General and administrative expenses	732	907	(175)	(19)	3,126	3,165	(40)	(1)
Impairment of goodwill and other intangible assets	0	(0)	0	N/M	0	492	(492)	N/M
Restructuring activities	(1)	119	(120)	N/M	28	137	(108)	(79)
Total noninterest expenses	995	1,303	(307)	(24)	4,218	4,867	(649)	(13)
Noncontrolling interests	0	0	0	N/M	0	0	0	N/M
Profit (loss) before tax	162	(121)	283	N/M	561	92	469	N/M

Total assets (in € bn)1	237	229	9	4	237	229	9	4
Loans (gross of allowance for loan losses, in € bn)1	114	119	(5)	(4)	114	119	(5)	(4)
Employees (full-time equivalent)1	7,368	7,712	(345)	(4)	7,368	7,712	(345)	(4)
N/M – Not meaningful
Prior year segmental information have been restated to the current structure.
[1] As of quarter end.

Investment Bank

The Investment Bank reported profit before tax of 3.2 billion euros for the full year 2020 compared to 502 million euros in 2019. Adjusted profit before tax1 was 3.3 billion euros, up more than three-fold compared to 929 million euros in the prior year. This increase was driven by significantly higher revenues and reductions in adjusted costs, which more than offset a rise in provision for credit losses resulting from COVID-19.

Full-year net revenues were 9.3 billion euros, up 32%, excluding specific items1. Growth was driven by the benefits of underlying market activity, strong client engagement and strategic transformation. FIC Sales & Trading revenues were up 28% to 7.1 billion euros, after four consecutive quarters of double-digit growth, driven by strong growth in Rates, Emerging Markets and FX. Revenues in Origination & Advisory were up 34% to 2.2 billion euros, driven by strength in Origination.

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Noninterest expenses were down 15% to 5.4 billion euros, driven by reductions in restructuring, litigation charges and adjusted costs. Adjusted costs ex-transformation charges1 were down 9%, reflecting lower allocations, disciplined expense management and a currency translation benefit.

Provision for credit losses was 688 million euros, or 89 basis points of average loans, versus 109 million euros in 2019. The year-on-year rise was primarily driven by COVID-19 related impairments.

Fourth-quarter net revenues were 1.9 billion euros, up 24% year-on-year and up 28% ex-specific items. Revenue growth was driven by sustained good client flows underpinned by favorable market conditions.

Fixed Income & Currency (FIC) Sales & Trading revenues of 1.4 billion euros grew by 17%, and by 21% ex-specific items, the fifth consecutive quarter of year-on-year revenue growth. Revenues in Credit Trading were significantly higher, driven by strong client engagement and supportive market conditions. Emerging Markets revenues were higher year-on-year across all regions, driven by continued improvements to the Macro Flow business. Growth in Foreign Exchange revenues was driven by elevated volatility and strength in derivatives. Rates revenues were essentially flat ex-specific items, while the Financing business showed resilience with revenues essentially unchanged year-on-year excluding currency translation impacts.

Origination & Advisory revenues were 532 million euros, up 52% year-on-year, with all business areas contributing to growth. This is the fourth consecutive quarter of revenue growth higher than growth in the fee pool (source: Dealogic ). Deutsche Bank finished the fourth quarter as the #1 bank in Germany (source: Dealogic ). Equity Origination revenues were significantly higher, driven by record activity in Special Purpose Acquisition Companies. Debt Origination revenues were also higher, driven by strong performance in Investment Grade debt and a consistent market share in Leverage Finance. Advisory revenues were significantly higher year-on-year, reflecting increased activity mainly in EMEA.

Non-interest expenses were 1.3 billion euros in the fourth quarter, down 19% year-on-year, due to reductions in adjusted costs and lower restructuring and severance expenses. Adjusted costs excluding transformation charges declined by 9% as a result of continued disciplined expense management and lower internal service costs.

Profit before tax was 596 million euros in the quarter, with a post-tax Return on Tangible Equity of 7.0%, versus a loss of 60 million euros in the prior year period.

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Investment Bank results at a glance

	Three months ended				Twelve months ended
in € m (unless stated otherwise)	Dec 31, 2020	Dec 31, 2019	Absolute Change	Change in %	Dec 31, 2020	Dec 31, 2019	Absolute Change	Change in %
Net revenues:
Fixed Income, Currency (FIC) Sales & Trading	1,382	1,181	201	17	7,088	5,525	1,563	28
Debt Origination	316	261	56	21	1,542	1,119	423	38
Equity Origination	139	44	95	N/M	379	149	231	155
Advisory	76	45	31	70	277	370	(93)	(25)
Origination & Advisory	532	350	182	52	2,198	1,638	560	34
Other	(26)	(6)	(20)	N/M	(3)	(144)	142	(98)
Total net revenues	1,888	1,525	363	24	9,283	7,019	2,265	32
Provision for credit losses	30	38	(8)	(22)	688	109	579	N/M
Noninterest expenses:
Compensation and benefits	429	504	(75)	(15)	1,906	1,983	(76)	(4)
General and administrative expenses	831	978	(147)	(15)	3,493	4,237	(744)	(18)
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M
Restructuring activities	(4)	65	(69)	N/M	14	169	(155)	(92)
Total noninterest expenses	1,255	1,547	(292)	(19)	5,413	6,389	(975)	(15)
Noncontrolling interests	7	0	7	N/M	11	20	(8)	(41)
Profit (loss) before tax	596	(60)	656	N/M	3,171	502	2,669	N/M

Total assets (in € bn)1	574	502	72	14	574	502	72	14
Loans (gross of allowance for loan losses, in € bn)1	69	75	(6)	(8)	69	75	(6)	(8)
Employees (full-time equivalent)1	4,258	4,351	(93)	(2)	4,258	4,351	(93)	(2)
N/M – Not meaningful
Prior year segmental information have been restated to the current structure.
[1] As of quarter end.

Private Bank

The Private Bank reported a loss before tax of 124 million euros for the full year 2020, compared to a loss before tax of 279 million euros in 2019. The 2020 result was impacted by 642 million euros of transformation-related effects. Adjusted profit before tax 1 was 493 million euros, down 3% year-on-year.

Full year 2020 net revenues were 8.1 billion euros, down 1% compared to 2019 , and including the negative impact from the aforementioned sale. Revenues excluding specific items1 remained stable compared to the prior year, as sustained business growth from net inflows of investment products, net new client loans and repricing measures offset significant interest rate headwinds and the impact of COVID-19.

Non-interest expenses were 7.5 billion euros, down 7% year-on-year, while adjusted costs ex-transformation charges were down 6%, primarily reflecting cost reduction initiatives and synergies from efficiency measures as the Private Bank reduced workforce to below 30,000 full-time equivalents at year end. Higher transformation-related effects and litigation charges largely offset the non-recurrence of a goodwill impairment of 545 million euros in 2019.

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Provision for credit losses of 711 million euros increased from 344 million euros in 2019, reflecting the impact of COVID-19. The prior year included higher beneficial impacts from portfolio sales and methodology changes.

Fourth-quarter profit before tax was 9 million euros, compared to a loss before tax of 261 million euros in the prior year period. Adjusted profit before tax 1 was 216 million euros, up more than three-fold year-on-year.

Fourth-quarter revenues were 2.0 billion euros, down 1% versus the prior year quarter, reflecting the negative impact from the Postbank Systems transaction, partly offset by higher revenues from Sal. Oppenheim workout activities. Excluding these specific items, revenues increased by 1%, as business growth and higher fee income from insurance products offset the impacts of continued deposit margin compression and COVID-19. Net new client loans were 4 billion euros in the quarter.

Assets under Management increased by 17 billion euros in the quarter. This reflected net inflows of 5 billion euros, including 3 billion euros in investment products, the fourth consecutive quarter of net inflows, and market appreciation, partly offset by currency translation effects.

The Private Bank Germany achieved net revenues of 1.2 billion euros, up slightly year-on-year excluding the aforementioned negative impact from the sale of Postbank Systems. Growth in loan revenues and higher commission and fee income from investment and insurance products more than offset the impacts of deposit margin compression.

In the International Private Bank , net revenues were 791 million euros, up 2% year-on-year, or down 4% excluding the aforementioned higher contribution from Sal. Oppenheim workout activities, due to currency translation effects. Headwinds from lower interest rates and COVID-19 were partly offset by business growth, due in part to   relationship managers hired in earlier periods.

Noninterest expenses of 1.8 billion euros declined by 16% compared to the prior year quarter. The current quarter included 184 million euros of transformation-related effects compared to 347 million euros in the prior year period. Adjusted costs excluding transformation charges were down 10% to 1.6 billion euros, mainly due to benefits from cost reduction and efficiency measures. The current quarter also included a one-time benefit associated with pension obligations .

Provision for credit losses was 173 million euros in the fourth quarter, or 29 basis points of average loans on an annualised basis.

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Private Bank results at a glance

	Three months ended				Twelve months ended
in € m (unless stated otherwise)	Dec 31, 2020	Dec 31, 2019	Absolute Change	Change in %	Dec 31, 2020	Dec 31, 2019	Absolute Change	Change in %
Net revenues:
Private Bank Germany	1,191	1,225	(34)	(3)	4,992	5,070	(78)	(2)
International Private Bank	791	778	13	2	3,134	3,137	(3)	(0)
IPB Personal Banking 1	208	214	(6)	(3)	830	869	(39)	(5)
IPB Private Banking and Wealth Management 2	583	564	19	3	2,304	2,267	37	2
Total net revenues	1,982	2,003	(21)	(1)	8,126	8,206	(80)	(1)
Of which:
Net interest income	987	1,147	(160)	(14)	4,475	4,804	(329)	(7)
Commissions and fee income	786	732	54	7	3,048	2,865	183	6
Remaining income	209	124	85	69	603	537	66	12
Provision for credit losses	173	119	54	45	711	344	367	107
Noninterest expenses:
Compensation and benefits	674	738	(64)	(9)	2,884	2,990	(106)	(4)
General and administrative expenses	1,031	1,243	(212)	(17)	4,242	4,481	(240)	(5)
Impairment of goodwill and other intangible assets	0	(0)	0	N/M	0	545	(545)	N/M
Restructuring activities	95	165	(70)	(42)	413	126	287	N/M
Total noninterest expenses	1,800	2,145	(346)	(16)	7,539	8,142	(603)	(7)
Noncontrolling interests	0	(0)	0	N/M	0	(0)	1	N/M
Profit (loss) before tax	9	(261)	271	N/M	(124)	(279)	155	(56)

Total assets (in € bn)3	297	270	26	10	297	270	26	10
Loans (gross of allowance for loan losses, in € bn)3	237	227	10	5	237	227	10	5
Assets under Management (in € bn)3	493	482	11	2	493	482	11	2
Net flows (in € bn)	5	(6)	10	N/M	16	4	12	N/M
Employees (full-time equivalent)3	29,945	31,599	(1,654)	(5)	29,945	31,599	(1,654)	(5)
N/M – Not meaningful
Prior year segmental information have been restated to the current structure.
[1] Including small businesses in Italy, Spain and India. 2 Including small & mid-caps in Italy, Spain and India. 3As of quarter end.

Asset Management

Full-year profit before tax was 544 million euros, up 16%, while adjusted profit before tax was 586 million euros. The increase was driven by significant reductions in the cost base.

Full-year net revenues were 2.2 billion euros, down 4%, due to the non-recurrence of certain fund performance fees recognised in 2019. Management fees were essentially stable year-on-year, as asset mix and asset inflows offset industry-wide margin compression.

Noninterest expenses for 2020 were 1.5 billion euros, down 11%. Adjusted costs excluding transformation charges were reduced by 10%, reflecting the strong management focus on cost efficiency and reduced activity due to the pandemic. The Cost-Income Ratio for the Asset Management segment, at 68%, improved by 5 percentage points compared to the prior year.

Fourth-quarter net revenues were 599 million euros, down 11%, predominantly reflecting the non-recurrence of certain performance fees.

Noninterest expenses were 399 million euros in the fourth quarter, down 9%. Adjusted costs, excluding transformation charges, were reduced by 7% to 390 million

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euros, reflecting both lower general and administrative expenses and compensation and benefits.

Profit before tax was 157 million euros in the fourth quarter, down 11% year-on-year. Adjusted profit before tax in the fourth quarter was 165 million euros.

Fourth-quarter net inflows were 14 billion euros, the highest quarterly net inflows in 2020. Full-year performance was a record 30 billion euros and, with a positive net flow rate of 4% of Assets under Management, in line with the target range of 3-5%. This was primarily driven by Passive and Cash products and further supported by Alternatives. ESG dedicated funds continued to attract strong inflows and accounted for 30% of total annual net inflows.

Assets under Management grew by 25 billion euros, or 3%, to 793 billion euros during 2020, driven by a combination of strong net inflows and positive market developments, more than offsetting the negative impact of FX movements.

Asset Management results at a glance

	Three months ended				Twelve months ended
in € m (unless stated otherwise)	Dec 31, 2020	Dec 31, 2019	Absolute Change	Change in %	Dec 31, 2020	Dec 31, 2019	Absolute Change	Change in %
Net revenues:
Management Fees	551	552	(1)	(0)	2,136	2,141	(5)	(0)
Performance and transaction fees	33	104	(71)	(68)	90	201	(111)	(55)
Other	15	15	0	1	3	(10)	13	N/M
Total net revenues	599	671	(72)	(11)	2,229	2,332	(103)	(4)
Provision for credit losses	0	1	(1)	(77)	2	1	1	59
Noninterest expenses:
Compensation and benefits	182	210	(28)	(13)	740	832	(92)	(11)
General and administrative expenses	205	230	(25)	(11)	764	851	(87)	(10)
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M
Restructuring activities	12	(2)	14	N/M	22	29	(6)	(22)
Total noninterest expenses	399	438	(39)	(9)	1,527	1,711	(185)	(11)
Noncontrolling interests	43	55	(12)	(21)	157	152	5	4
Profit (loss) before tax	157	177	(20)	(11)	544	468	76	16

Total assets (in € bn)1	9	10	(0)	(5)	9	10	(0)	(5)
Assets under Management (in € bn)1	793	768	25	3	793	768	25	3
Net flows (in € bn)	14	12	1	N/M	30	25	5	N/M
Employees (full-time equivalent)1	3,926	3,925	1	0	3,926	3,925	1	0
N/M – Not meaningful
Prior year segmental information have been restated to the current structure.
[1] As of quarter end.

Corporate & Other (C&O)

C&O reported a loss before tax of 948 million euros in 2020 compared to a loss before tax of 247 million euros in the prior year, a decrease of 701 million euros, mainly driven by a negative contribution from valuation and timing differences in 2020 after gains in the prior year.

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Net revenues were negative 548 million euros in 2020, compared to 147 million euros in 2019. Revenues related to valuation and timing differences were negative 104 million euros in 2020, compared to 573 million euros in 2019. This was driven by the negative mark-to-market impact of hedging activities in connection with funding arrangements, against the backdrop of tightening spreads on Deutsche Bank funding issuances leading to lower funding costs. Net revenues relating to funding and liquidity were negative 235 million euros in 2020, versus negative 204 million euros in the prior year.

Noninterest expenses were 572 million euros in 2020, an increase of 6 million euros, or 1%, compared to prior year. 2020 noninterest expenses included 168 million euros higher than planned infrastructure expenses where the difference is retained in C&O, compared to 65 million euros lower than planned infrastructure expenses in the prior year, as well as transformation charges reflecting the bank’s accelerated rationalisation of its real estate footprint. Litigation expenses amounted to a credit of 67 million euros in 2020, compared to 238 million euros in 2019. Expenses associated with shareholder activities as defined in the OECD Transfer Pricing guidelines not allocated to the business divisions were 403 million euros, down 15%. In 2019 positive effects were recognized from the release of legacy balances.

Noncontrolling interests are deducted from the profit before tax of the divisions and reversed in C&O. These amounted to 169 million euros in 2020, compared to 173 million euros in 2019, mainly related to DWS.

Fourth-quarter loss before tax was 285 million euros, compared with a pre-tax loss of 170 million euros in the prior year period. The decrease was driven by a negative contribution from valuation and timing differences in light of negative mark-to-market impacts of hedging activities, partly offset by lower litigation expenses.

Corporate & Other results at a glance

	Three months ended				Twelve months ended
in € m (unless stated otherwise)	Dec 31, 2020	Dec 31, 2019	Absolute Change	Change in %	Dec 31, 2020	Dec 31, 2019	Absolute Change	Change in %
Net revenues	(133)	44	(177)	N/M	(548)	147	(695)	N/M
Provision for credit losses	(3)	(1)	(2)	121	(3)	0	(4)	N/M
Noninterest expenses:
Compensation and benefits	897	922	(24)	(3)	3,709	3,906	(197)	(5)
General and administrative expenses	(692)	(652)	(41)	6	(3,140)	(3,380)	240	(7)
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M
Restructuring activities	(0)	0	(0)	N/M	3	40	(38)	(93)
Total noninterest expenses	205	270	(65)	(24)	572	566	6	1
Noncontrolling interests	(50)	(54)	5	(8)	(169)	(173)	3	(2)
Profit (loss) before tax	(285)	(170)	(115)	67	(948)	(247)	(701)	N/M

Employees (full-time equivalent)1	38,680	39,389	(709)	(2)	38,680	39,389	(709)	(2)
N/M – Not meaningful
Prior year segmental information have been restated to the current structure.
[1] As of quarter end.

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Capital Release Unit

The Capital Release Unit reported a loss before tax of 2.2 billion euros in 2020, versus a loss of 3.2 billion euros in 2019. The adjusted loss before tax1 was 2.0 billion euros.

Full year revenues were negative 225 million euros, versus positive revenues of 217 million euros in 2019. 2020 net revenues reflect a full year of execution of the bank’s transformation strategy, and the non-recurrence of revenues from discontinued businesses and de-risking impacts, funding charges and hedging costs.

Full-year noninterest expenses were 1.9 billion euros, down 43% year-on-year, primarily driven by a 39% reduction in adjusted costs, together with substantial year-on-year reductions in litigation and restructuring and severance charges. Adjusted costs ex-transformation charges1 were down 33% year-on-year to 1.7 billion euros, reflecting reductions in service cost allocations, compensation expenses, and non-compensation items including professional fees and market data.

Fourth-quarter net revenues were negative 65 million euros, driven by de-risking impacts, funding charges and hedging costs, compared to revenues of negative 180 million euros in the prior year quarter.

Noninterest expenses were 373 million euros in the quarter, down 46% year-on-year and down 3% versus the third quarter of 2020. Adjusted costs ex-transformation charges 1 decreased by 36% versus the prior year quarter and by 5% sequentially to 317 million euros, principally reflecting lower compensation costs and lower allocated costs.

Loss before tax was 417 million euros in the quarter, a reduction of more than half versus a loss before tax of 858 million euros in the prior year period.

The Capital Release Unit maintained its progress on de-risking . In the fourth quarter, the Unit reduced RWAs by 5 billion euros to 34 billion euros, versus a target of 38 billion euros. Leverage exposure was reduced by a further 18 billion euros to 72 billion euros, versus guidance of 80 billion euros. As at year-end 2020, RWAs have been reduced by more than half, and leverage exposures by approximately three-quarters, since year-end 2018.

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Capital Release Unit results at a glance

	Three months ended				Twelve months ended
in € m (unless stated otherwise)	Dec 31, 2020	Dec 31, 2019	Absolute Change	Change in %	Dec 31, 2020	Dec 31, 2019	Absolute Change	Change in %
Net revenues	(65)	(180)	114	(64)	(225)	217	(442)	N/M
Provision for credit losses	(21)	(14)	(8)	56	29	(14)	43	N/M
Noninterest expenses:
Compensation and benefits	28	41	(13)	(31)	168	359	(191)	(53)
General and administrative expenses	343	611	(268)	(44)	1,774	2,898	(1,124)	(39)
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M
Restructuring activities	2	40	(38)	(95)	5	143	(139)	(97)
Total noninterest expenses	373	692	(319)	(46)	1,947	3,400	(1,453)	(43)
Noncontrolling interests	0	(0)	0	N/M	(0)	1	(1)	N/M
Profit (loss) before tax	(417)	(858)	441	(51)	(2,201)	(3,170)	970	(31)

Total assets (in € bn)1	198	259	(62)	(24)	198	259	(62)	(24)
Employees (full-time equivalent)1	482	621	(139)	(22)	482	621	(139)	(22)
N/M – Not meaningful
Prior year segmental information have been restated to the current structure.
1 As of quarter end

The figures in this release are preliminary and unaudited. The Annual Report 2020 and Form 20-F are scheduled to be published on March 12th, 2021.

Percentage figures which support comparisons with earlier periods refer to the prior year or to the corresponding quarter in the prior year unless otherwise stated.

For further information please contact:

Deutsche Bank AG Media Contact
Sebastian Kraemer-Bach Phone: +49 69 910 43330 E-Mail: sebastian.kraemer-bach @db.com	Christian Streckert Phone: +49 69 910 38079 E-Mail: christian.streckert@db.com
Charlie Olivier Phone: +44 20 7545 7866 E-mail: charlie.olivier@db.com
Investor Relations
+49 800 910-8000 (Frankfurt) db.ir@db.com

Annual media conference and analyst call

Today the annual media conference will be held at 10:00 CET. This event can be followed by webcast. Further details can be found on the Deutsche Bank website: https://www.db.com/newsroom

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An analyst call to discuss fourth-quarter and full-year 2020 financial results will take place at 13:00 CET today. An Earnings Report, Financial Data Supplement (FDS), presentation and audio webcast for the analyst conference call are available at: www.db.com/quarterly-results

A fixed income investor call will take place on, February 5, 2020, at 15.00 CET. This conference call will be transmitted via internet: www.db.com/quarterly-results

About Deutsche Bank

Deutsche Bank provides retail and private banking, corporate and transaction banking, lending, asset and wealth management products and services as well as focused investment banking to private individuals, small and medium-sized companies, corporations, governments and institutional investors. Deutsche Bank is the leading bank in Germany with strong European roots and a global network.

Forward-looking statements contain risks

This release contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our net revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 20 March 2020 under the heading “Risk Factors” and in the “Risks and Opportunities” section of our Annual Report. Copies of these documents are readily available upon request or can be downloaded from www.db.com/ir .

Basis of Accounting

The results set forth herein are intended for U.S. investors and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) (IASB IFRS).

By contrast, the results that the Group publishes for non-U.S. purposes are prepared in accordance with IFRS as endorsed by the European Union, including, from 2020, application of portfolio fair value hedge accounting for non-maturing deposits and fixed rate mortgages with pre-payment options  (the “EU carve-out”). The Group’s IASB IFRS results differ from its EU IFRS results in that IASB IFRS does not permit use of the EU carve-out. For the three-month period ended December 31, 2020, application of the EU carve-out had a negative impact of 48 million euros on profit before taxes and of 26 million euros on profit. For the full-year, 2020, application of the EU carve-out had a positive impact of 18 million euros on profit before taxes and of 12 million euros on profit post taxes. The Group’s regulatory capital and ratios thereof are also reported on the basis of the EU carve-out version of IAS 39. The impact on profit also impacts the calculation of the CET1 capital ratio and had a positive impact of less than 1 basis point as of December 31, 2020. In any given period, the net effect of the EU carve-out can be positive or negative, depending on the fair market value changes in the positions being hedged and the hedging instruments.

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Use of Non-GAAP Financial Measures

This report and other documents we have published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in our financial statements. Examples of our non-GAAP financial measures, and the most directly comparable IFRS financial measures, are as follows:

Non-GAAP Financial Measure	Most Directly Comparable IFRS Financial Measure
Net income attributable to Deutsche Bank shareholders	Net income
Revenues excluding specific items	Net revenues

Adjusted costs, Adjusted costs excluding transformation charges, Adjusted costs excluding transformation charges and expenses eligible for reimbursement related to Prime Finance	Noninterest expenses
Adjusted Profit (loss) before tax, Profit (loss) attributable to Deutsche Bank shareholders	Profit (loss) before tax

Tangible shareholders’ equity, Average tangible shareholders’ equity, Tangible book value, Average tangible book value	Total shareholders’ equity (book value)
Post-tax return on average shareholders’ equity (based on Net income attributable to Deutsche Bank shareholders)	Post-tax return on average shareholders’ equity
Post-tax return on average tangible shareholders’ equity	Post-tax return on average shareholders’ equity
Tangible book value per basic share outstanding, Book value per basic share outstanding	Book value per share outstanding

Adjusted profit (loss) before tax is calculated by adjusting the profit (loss) before tax under IFRS for specific revenue items, transformation charges, impairments of goodwill and other intangibles, as well as restructuring and severance expenses.

Specific revenue items generally fall outside the usual nature or scope of the business and are likely to distort an accurate assessment of the divisional operating performance.

Adjusted costs are calculated by deducting (i) impairment of goodwill and other intangible assets, (ii) litigation charges, net and (iii) restructuring and severance from noninterest expenses under IFRS.

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Transformation charges are costs included in adjusted costs that are directly related to Deutsche Bank’s transformation as a result of the new strategy announced on July 7, 2019 and certain costs related to incremental or accelerated decisions driven by the changes in our expected operations due to the COVID-19 pandemic. Such charges include the transformation-related impairment of software and real estate, the accelerated software amortization and other transformation charges like onerous contract provisions or legal and consulting fees related to the strategy execution.

Transformation-related effects are financial impacts resulting from the strategy announced on July 7, 2019. These include transformation charges, goodwill impairments in the second quarter 2019, as well as restructuring and severance expenses from the third quarter 2019 onwards. In addition to the aforementioned pre-tax items, transformation-related effects on a post-tax basis include pro-forma tax effects on the aforementioned items and deferred tax asset valuation adjustments in connection with the transformation of the Group.

Expenses eligible for reimbursement related to Prime Finance: BNP Paribas and Deutsche Bank have signed a master transaction agreement to provide continuity of service to Deutsche Bank’s Prime Finance and Electronic Equities clients. Under the agreement Deutsche Bank will continue to operate the platform until clients can be migrated to BNP Paribas, and expenses of the transferred business are eligible for reimbursement by BNP Paribas.

For descriptions of non-GAAP financial measures and the adjustments made to the most directly comparable IFRS financial measures to obtain them, please refer to pages 3-13 and 17-29 of the financial data supplement which is available at: www.db.com/quarterly-results

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